U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING
                                                      SEC File Number 000-34015
                                                                      ---------
                                                      CUSIP Number  42218Y 10 5
                                                                    -----------

(Check One):  [ ] Form 10-K and Form 10-KSB  [ ] Form 20-F  [ ] Form 11-K
                 [X] Form 10-Q and Form 10-QSB  [ ] Form N-SAR


       For Period Ended:  June 30, 2004
                         --------------
       [   ]    Transition Report on Form 10-K
       [   ]    Transition Report on Form 20-F
       [   ]    Transition Report on Form 11-K
       [   ]    Transition Report on Form 10-Q
       [   ]    Transition Report on Form N-SAR
       For the Transition Period Ended:
                                         ------------------


--------------------------------------------------------------------------------
  Read Attached Instruction Sheet Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
--------------------------------------------------------------------------------
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

--------------------------------------------------------------------------------



--------------------------------------------------------------------------------


Part I - Registrant Information


--------------------------------------------------------------------------------

Full Name of Registrant                   Health Enhancement Products, Inc.
Former Name if Applicable                 Western Glory Hole, Inc.

--------------------------------------------------------------------------------
Address of Principal Executive Office (Street and Number)

                               2530 So. Rural Road
--------------------------------------------------------------------------------
City, State and Zip Code
                                 Tempe, AZ 85282
--------------------------------------------------------------------------------

Part II - Rules 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

    |X|        (a)  The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable
                    effort or expense;
    |X|        (b)  The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject
                    quarterly report or transition report on Form 10-Q, or
                    portion thereof will be filed on or before the fifth
                    calendar day following the prescribed due date; and
    | |        (c)  The accountant's statement or other exhibit required by Rule
                    12b-25(c) has been attached if applicable.


                                                                 SEC 1344(11091)

--------------------------------------------------------------------------------

Part III - Narrative



--------------------------------------------------------------------------------
State below in reasonable detail the reasons why Form 10-K and Form 10-KSB, 20-F, 11-K, 10-Q and Form 10-QSB, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed)

The Company is unable to file its Quarterly Report on Form 10-QSB for the Quarter ended June 30, 2004 within the prescribed time period because the Company is having difficulty obtaining certain information that is necessary to the completion of the Form 10-QSB. The Company intends to file its Quarterly Report on Form 10-QSB on or before the 5th calendar day following the prescribed due date.
--------------------------------------------------------------------------------

Part IV - Other Information

--------------------------------------------------------------------------------

(1) Name and telephone number of person to contact in regard to this notification

         Jeffery R. Richards             480                 385-3800
         -----------------------------------------------------------------------
         (Name)                      (Area Code)        (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                         Yes [X] No [ ]

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                         Yes [X] No [ ]

Although the Company expects to report substantial losses for the Quarter ended June 30, 2004, the Company is unable to reasonably estimate the amount of such losses as it has not yet obtained the information necessary to make such estimate.

                        Health Enhancement Products, Inc.
--------------------------------------------------------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:  August 13, 2004                  By /s/ Jeffery R. Richards
                                           -------------------------------------
                                           Name:  Jeffery R. Richards
                                           Title:    Chief Financial Officer










#1293533 v\1 - 24230/4



                                                                 SEC 1344(11091)